EXHIBIT 17.1

505 Hamilton Avenue

Suite 200

Palo Alto, CA 94301

Phone 650 289.4400

Fax 650 289.4444

www.tridentcap.com

[TRIDENT CAPITAL LOGO]

August 16, 2005

L. George Klaus

Chairman & CEO

Epicor Software Corporation

18200 Von Karman Avenue, 10th Floor

Irvine, CA 92618

Dear George,

I am submitting my resignation from the Board of Directors of Epicor Software Corporation effective September 15, 2005.

I appreciate having had the opportunity to serve as an Epicor Director for the past ten years while the funds managed by Trident Capital have been investors in Epicor. I am resigning because it is our practice to resign from boards after we have distributed the stock to our limited partners. As you know, we accomplished our final distribution recently.

I would like to thank the Epicor management team and my fellow Board members for all their success and accomplishments during my ten years as a Board member.

Yours truly,

/s/ Donald R. Dixon

Donald R. Dixon

Managing Director

Trident Capital